Exhibit (c)

April 16, 2024

DRAFT/CONFIDENTIAL

CONX Corp.

5701 South Santa Fe Drive

Littleton, Colorado 80120

To the Independent Members of the Board of Directors of CONX Corp.:

Cabrillo Advisors, Inc. (“Cabrillo”) has been advised that CONX Corp. (“CONX” or the “Company”), a blank check company incorporated in Nevada and a special purpose acquisition company, is considering an acquisition of commercial real estate property (the “Property”) in Littleton, Colorado comprising the corporate headquarters of DISH Wireless from EchoStar Real Estate Holding L.L.C. (the “Seller”, together with CONX, the “Parties”) for a purchase price of $26.75 million (the “Property Purchase Price”, and such transaction, the “Transaction”). Concurrently with the closing of the Transaction, the Parties will enter into a sale lease-back agreement (the “Seller Lease Agreement”) pursuant to which the Seller will lease back the Property from the Company. The Seller Lease Agreement will provide for (i) an initial term of ten (10) years, (ii)  a base rent payable during the first year of the initial term of $228,500.00 per month, which will escalate annually at a rate of two percent per annum and (iii) two five-year renewal options for Seller, with the base rent upon a renewal to be revised to fair market value and subject to the same annual escalation terms. The Transaction is described in the Purchase and Sale Agreement dated March 10, 2024 (the “Purchase Agreement”), which includes the draft Commercial Lease Agreement in Exhibit B, Form of Seller Lease Agreement (the “Draft Seller Lease Agreement”). The Transaction and the Seller Lease Agreement are also described in the Company’s Form 8-K dated March 11, 2024 (the “Form 8-K”).

The independent members of the Board of Directors of the Company (the “Board”), in their capacity as the Board, not in their individual capacity, have requested our opinion as to whether the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

We have reviewed the Purchase Agreement and Draft Seller Lease Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Purchase Agreement and Draft Seller Lease Agreement. We have assumed that the Transaction and the Seller Lease Agreement will be consummated in accordance with the terms set forth in the Purchase Agreement and Draft Seller Lease Agreement, respectively, including, among other things, without waiver, modification or amendment of any material term or condition, and that in the course of obtaining the necessary approvals and consents for the Transaction and the Seller Lease Agreement, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. In addition, we have assumed that all of the conditions required to implement the Transaction and the Seller Lease Agreement will be satisfied and that the Transaction and the Seller Lease Agreement will be completed in a timely manner in accordance with the Purchase Agreement and the Seller Lease Agreement, respectively. Further, we have assumed that the consummation of the Transaction and the Seller Lease Agreement will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations and that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction and the Seller Lease Agreement will be obtained without any adverse effect that would be material to our analysis on CONX or the contemplated benefits expected to be derived from the Transaction and the Seller Lease Agreement. We do not express any opinion as to any tax or other consequences that might result from the Transaction and the Seller Lease Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or consequences of the Transaction and the Seller Lease Agreement (other than the effects of the Transaction and the Seller Lease Agreement to the extent expressly specified herein), including, without limitation, terms that may be set forth in any definitive agreement with respect to the Transaction and the Seller Lease Agreement that are or would be different than those set forth in the Purchase Agreement, the Draft Seller Lease Agreement, any voting, tender, stockholder, support or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction and the Seller Lease Agreement or otherwise.

April 16, 2024

CONX Corp.

In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Purchase Agreement;

2.	reviewed the draft Seller Lease Agreement;

3.	reviewed the latest Property parcel summaries, as provided in the file “The Summary of Real Property Parcels” dated March 7, 2024;

4.	reviewed the latest real estate appraisal of the Property conducted by BDO, as provided in the file “Final BDO Appraisal Report” dated March 25, 2024;

5.	reviewed the latest available surveys of the improved portions of the Property, as provided in the file “The Improvement Survey Plat: Lots 1A, 2A, 2B and 2C” dated May 18, 2022;

6.	reviewed the latest available floorplans of the exterior features of the Property, as provided in the file “The As-Built/Demolition (Remodel) Floor Plans, Elevations” dated April 30, 2020;

7.	reviewed the latest available floor plans of the Property’s interior buildout dated December 2022 and February 2024;

8.	reviewed property tax statements related to the Property for fiscal years 2020 through 2023. Summarized and subtotaled taxes relating to the Property;

9.	researched and reviewed zoning from the City of Littleton related to allowed uses for the Property;

10.	researched and reviewed flood zone information relating to flood risk for the Property;

11.	conducted an on-site inspection of the Property on April 3, 2024;

12.	reviewed the following public records regarding the Property: Aerial GIS Images from the Arapahoe County, Colorado website; Parcel/Plat Map from the Arapahoe County Assessor; the Assessor Report for each legal parcel of the Property; Property Tax Bills from the [County] Treasurer website; and a Special Warranty Deed recorded February 2, 2024 granted by Dish Satellite/Echostar to Echostar RE Holding LLC;

April 16, 2024

CONX Corp.

13.	reviewed publicly available market and industry data, including: various searches for comparable real estate sales, rents and cap rates; CoStar Office Market Reports for the Denver, Colorado market and the Southwest Denver sub-market; the Marcus & Millichap 2024 Investment Forecast for the Denver Metro Area Offices market; the CBRE Denver Office Market report for the Fourth Quarter 2023; and the Colliers Denver Office Market report for the Fourth Quarter 2023;

14.	prepared market survey of Colorado office property for-sale offerings, as well offering and sale data of office buildings with reported capitalization rates;

15.	researched debt and equity rates for office properties and prepared various band-of-investment analyses to aid in concluding on a market range of capitalization rates;

16.	surveyed third party information for relevant office property capitalization rates from sources including PwC National Investor survey and RealtyRates.com;

17.	reviewed long-term sales data for office properties within the “middle” U.S. states region (Colorado and surrounding states) to evaluate trends in sale prices, as well as the time-on-market (time to procure a buyer and close a sale);

18.	reviewed and summarized CoStar data for trends in office rental rates and vacancy rates. Areas researched included the Denver office market and Southwest Denver Office submarket, as defined by CoStar. Data was used to support relevant estimates for the Property;

19.	researched and reviewed closed sales data for office properties, selecting four for the appraisal analysis;

20.	researched and reviewed comparable rents of office properties, selecting six for the appraisal analysis;

21.	summarized the pending lease of the subject property in order to compare the terms and pricing of the Property;

22.	discussed details of the Transaction and the Seller Lease Agreement with Jason Kiser, Chief Executive Officer of the Company, and David Moskowitz, member of Board of Directors of the Company, on March 26, 2024;

23.	prepared an appraisal analysis to conclude on a range of market values to benchmark the pending sale price of the Property and to conclude on a range of market rental rates to benchmark the pending lease pricing; and

24.	conducted such other studies, analyses and inquiries as we have deemed appropriate.

April 16, 2024

CONX Corp.

We have relied upon and assumed, without independent verification and with your consent, the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including CONX and the Board, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us for the purposes of this opinion and that there has been no material change in the assets, financial condition, business or prospects of the Company since the dates of the most recent financial statements made available to us, and we have not assumed and do not assume any responsibility or liability for any such information. We have also relied upon the fact that the Board has been advised by counsel as to all legal matters with respect to the Transaction and the Seller Lease Agreement, including whether all procedures required by law to be taken in connection with the Transaction and the Seller Lease Agreement have been duly, validly and timely taken. We have further relied, with your consent, upon the assurances of management of the Company that they are not aware of any facts that would make the information provided by them inaccurate, incomplete, or misleading. We have assumed that the purchase consideration of the Transaction will be exchanged as and when due as described in the Purchase Agreement. We have also assumed with your consent that (i) the Purchase Agreement has not been amended, modified or superseded in any way since it was executed and delivered on March 10, 2024, and (ii) the final executed form of the Seller Lease Agreement will not differ in any material respect from the Draft Seller Lease Agreement. We have relied upon and assumed, without independent verification and with your consent, the accuracy of all representations and warranties made by each party to the Purchase Agreement and Draft Seller Lease Agreement. Furthermore, in connection with the delivery of this opinion, at your direction, we have evaluated the Company, the Property, the Transaction and the Seller Lease Agreement solely as of the date hereof. We hereby expressly disclaim knowledge of (or any obligation to have investigated or evaluated) any transactions, developments, changes in the assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and Property or the terms of the Transaction or the Seller Lease Agreement, or any other event occurring after the date hereof which could have a bearing on the opinion expressed herein, and we expressly assume no responsibility or liability with respect thereto.

We have not reviewed any of the books and records, or made any independent appraisal of any of the properties, assets or liabilities of the Company or Property (contingent, derivative, off-balance sheet or otherwise) other than as described above. Our opinion is necessarily based on business, economic, market, financial and other conditions as they exist and can be evaluated by us at the date of this opinion. We disclaim and assume no undertaking or obligation for updating or revising our opinion based on circumstances or events occurring after the date hereof or advising any person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date hereof.

Our analysis was conducted under the premise of value in continued use, as a going concern. It further assumes that the stockholders of the Company, the Board and management of the Company will act rationally and will employ financial and operational strategies that will maximize value. We have not evaluated the solvency of the Company under any applicable laws.

This opinion does not address the relative merits of the Transaction or the Seller Lease Agreement as compared to other business strategies that might be available to the Company, nor does it address the Company’s underlying business decision to effect the Transaction or the Seller Lease Agreement. This opinion does not address the fairness of any specific portion of the Transaction or the Seller Lease Agreement or the fairness of the effects of the Transaction or the Seller Lease Agreement to the stockholders of the Company, the Company or to any other individual/entity other than as stated herein. Furthermore, at your request, we have not advised you with respect to alternatives to the Transaction or the Seller Lease Agreement and our opinion does not address whether the Transaction and the Seller Lease Agreement is superior to other alternative transactions. We are not expressing any opinion as to what the actual value of the Company or its capital stock is or will be upon the closing of the Transaction and the Seller Lease Agreement and this opinion is not a recommendation as to how the Board or any stockholder of CONX should tender its shares of the Company’s Class A common stock pursuant to the Company’s offer to purchase such shares or act with respect to any matters relating to the Transaction and the Seller Lease Agreement, or whether to proceed with the Transaction and the Seller Lease Agreement or any related transaction. The decision as to whether to proceed with the Transaction and the Seller Lease Agreement may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based. This opinion should not be construed as creating any fiduciary duty on our part to any party. We are not expressing any opinion as to the impact of the Transaction and the Seller Lease Agreement on the solvency or viability of the Company or the ability of the Company to pay any of their respective obligations when they become due. This opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of CONX’s credit worthiness, as tax advice, or as accounting advice. In addition, we have not made, and assume no responsibility to make, any representation, or render any opinion, as to any legal matter.

April 16, 2024

CONX Corp.

It is understood that our advisory services and this opinion are intended solely for the benefit and use of the Board for its evaluation and consideration of the Transaction and the Seller Lease Agreement and do not constitute a recommendation to the stockholders of the Company as to whether to tender its shares of the Company’s Class A common stock pursuant to the Company’s offer to purchase such shares. Our opinion is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity. This opinion shall not be used for any purpose other than by the Board in connection with or otherwise related to the Transaction and the Seller Lease Agreement. This opinion shall not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose (other than the Company’s outside law firm, which has been informed of the confidential nature of this opinion and has agreed to treat such information confidentially), nor shall any public references to us or this opinion be made by the Company, without our prior written consent, except to the extent required to comply with any applicable law upon the written advice of the Company’s outside counsel after notice to us.

This opinion shall not be included, summarized, or referenced in any manner in materials distributed to the stockholders or members of the Company or the Company without Cabrillo’s prior written consent. This opinion shall not be shared with third parties or distributed without Cabrillo’s review and written approval.

In accordance with recognized professional ethics, our professional fees for this service are not contingent upon the opinion expressed herein, and neither Cabrillo nor any of its employees has a present or intended financial relationship with or interest in the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date of this opinion:

•	The Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

Very truly yours,

Cabrillo Advisors, Inc.

Dean Colvin

President

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